Filed by Ascendant Digital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ascendant Digital Acquisition Corp.

Commission File No. 333-254720

Date: June 24, 2021

The investor presentation set forth below was filed by Ascendant Digital Acquisition Corp. on June 24, 2021 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination between Ascendant Digital Acquisition Corp. and MarketWise, LLC.

ACND + MarketWis MANAGEMENT PRESENTATION

IMPORTANT INFORMATION About this Presentation This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to a proposed business combination (the “Business Combination”) between Ascendant Digital Acquisition Corp. (“ACND”) and MarketWise, LLC (the “Company”). The information contained herein does not purport to be all inclusive and none of ACND, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of ACND, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b 5 thereunder. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of ACND and the Company and is intended for the recipient hereof only. Forward Looking Statements Certain statements in this Presentation may be considered forward looking statements. Forward looking statements generally relate to future events or ACND’s or the Company’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s products, and projections of the Company’s future financial results and other metrics are forward looking statements. In some cases, you can identify forward looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward looking statements are based upon estimates and assumptions that, while considered reasonable by ACND and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against ACND, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ACND, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in or compliance with applicable laws or regulations; the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; negative impacts on the Company’s reputation; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products; the ability of the Company to defend its intellectual property; the impact of the COVID 19 pandemic on the Company’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements” in ACND’s registration statement on Form S 4 (File No. 333 254720). Nothing in this Presentation should be regarded as a representation by any person that the forward looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward looking statements, which speak only as of the date they are made. Neither ACND nor the Company undertakes any duty to update these forward looking statements. Financial Information; Non GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed by ACND and the proxy statement/prospectus contained therein. 2

IMPORTANT INFORMATION This Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted CFFO, Adjusted CFFO Conversion, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Margin and certain ratios and other metrics derived therefrom. The Company defines Adjusted CFFO as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation. The Company defines Adjusted CFFO Conversion as Adjusted CFFO minus capital expenditures divided by Adjusted CFFO. The Company defines Adjusted Free Cash Flow as Adjusted CFFO minus capital expenditures. The Company defines Adjusted Free Cash Flow Margin as Adjusted Free Cash Flow divided by Billings (i.e., amounts invoiced to customers). These financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies. The Company believes these non GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non GAAP financial measures to investors. These non GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non GAAP financial measures. For a reconciliation of these non GAAP figures to the nearest measure determined under GAAP, please see the appendix to this Presentation. This Presentation also includes certain projections of non GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward looking non GAAP financial measures is included. Use of Projections and Estimates This Presentation contains financial forecasts for the Company with respect to certain financial results for the Company’s fiscal years 2021 and 2022. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward looking statements and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, ACND and the Company rely on and refer to certain information and statistics obtained from third party sources which they believe to be reliable. Neither ACND nor the Company has independently verified the accuracy or completeness of any such third party information. Additional Information ACND has filed with the SEC a registration statement on Form S 4 with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of ACND’s ordinary shares in connection with its solicitation of proxies with respect to the proposed Business Combination and other matters as may be described therein, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. ACND’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, ACND and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of ACND as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: ACND at 667 Madison Avenue, New York, NY 10065 or (212) 209 6126. Participants in the Solicitation ACND and its directors and executive officers may be deemed participants in the solicitation of proxies from ACND’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in ACND is contained in the proxy statement/prospectus contained in ACND’s registration statement on Form S 4, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of ACND in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus contained in ACND’s registration statement on Form S 4. 3

PRESENTERS & MANAGEMENT MarketWise MARK DALE MARCO ARNOLD LYNCH GALSIM CEO CFO CIO Ascendant MARK DAVID RIAAN GERHARD GOMBERG HODGSON CEO President COO 4

ASCENDANT TEAM'S EXPERIENCE AND CAPITAL WILL BENEFIT MARKETWISE

Achievements Running Jagex[1]

- Carefully curated and managed IP to create **$1 billion+ revenue** long-term franchise
- Created a premier **publisher and developer** driven by community engagement
- Successfully introduced new sustainable **monetization** channels and methods
- Continued and sustained **community engagement** created >1M paying members
- Generated significant **long-term shareholder value**

Jagex Revenue Performance Over Time ($M)[2]



$140
$120
$100
$80
$60
$40
$20
$0
Revenue
EBIT
Shareholder change
New Exec team running Jagex
Continuation of Exec team's initiatives post-departure
EBIT = $3.5mm
EBIT = $59mm
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Benefits to MarketWise

- Leverage a team of data scientists and AI specialists in addition to user acquisition, monetization, churn, predictive behavior and community building veterans
- Proven success in interactive digital experiences in very high traffic online environments and knowledge in conversion and sustaining community engagement can accelerate increase in scale
- Actively working on implementing leading-edge solutions and ROI improvement initiatives
- Help with prototyping and implementation of solutions along with recruitment of talent and upscaling and expanding internal capabilities for long-term sustainable knowledge gains
- International relationships, particularly in Europe and Asia, bring potential M&A and growth opportunities
- Additional capital infusion will help add editors and accelerate M&A activity to help build greater long-term shareholder value

Sources: Jagex Ltd. UK public disclosures

1. Exec team leading Jagex from 2008 to 2015, except for the period following the sale of Jagex in 2011, when new management team ran business on behalf of purchasers. Past performance of the members of Ascendant's management team is not indicative of future performance
2. GBP to USD 1.26 as of 7/16/2020

5

ASCENDANT WAS LOOKING FOR A GREAT ACQUISITION, IN THE ATTENTION ECONOMY

1	Significant and growing "attention economy" TAM	✓ $191B TAM with significant tailwinds, ripe for disruption
2	Scalable, digitally delivered IP	✓ Market leading tech platform with scalable, high-value content, data & analytics
3	Large, thriving community	✓ 11M+ self-directed investors, growing at a 77% CAGR from Q1 2019 to Q1 2021
4	Diversified product suite	✓ 12 primary customer facing brands offering 160+ products
5	Best in class financial profile	✓ "Adjusted Rule of 50"[1] financial profile: Scale, Growth, Recurring Revenue, High Adjusted FCF[2] (Low Capex)
6	Experienced leadership team	✓ Deep, long-tenured & proven team
7	Sustained growth outlook	✓ Multiple organic & inorganic avenues to potentially drive sustained profitable growth at scale

1. Adjusted Rule of 50 equals annual GAAP Revenue Growth Rate plus Adjusted FCF Margin. Adjusted FCF Margin = Adjusted FCF / Billings
2. Adjusted FCF is calculated as Adjusted CFFO (Cash Flow From Operations) - Capital Expenditures. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation expense

6

INTRODUCING MARKETWISE

Founded with a mission to level the playing field for self directed investors Today we are a Leading Subscription Services Platform serving millions of self directed investors A diverse portfolio of operating brands serving as a trusted source for financial research, education and actionable ideas 8

MARKETWISE AT A GLANCE

A market leader in delivering high-value and actionable **financial research**, easy-to-use **technology**, as well as **financial education** and a **social connection** with world-class experts to help self-directed investors meet their financial goals

11M+
Digital Platform Members[1] at 3/31/21

1M+
Paid Digital Subscribers at 3/31/21

$825
Industry Leading ARPU as of Q1 '21[2]

$687M
TTM Q1 '21 Billings[3]
+83%
YoY Growth

30%
TTM Q1 '21 Adjusted Free Cash Flow Margin[4]

99.9%
TTM Q1 '21 Adjusted CFFO Conversion[5] (Low Capex)

1. Includes free and paid subscribers
2. Based on trailing four quarter net billings / average number of trailing four quarter paid subscribers
3. Billings represents amounts invoiced to customers
4. Adjusted FCF Margin = Adjusted FCF / Billings. Adjusted FCF is calculated as Adjusted CFFO - Capital Expenditures. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation expense
5. Adjusted CFFO Conversion = (Adjusted CFFO - Capital Expenditures) / Adjusted CFFO

9

KEY DRIVERS OF OUR SUCCESS POWERFUL CONTENT CUSTOMER FOCUS SCALABLE MODEL DATA / TECHNOLOGY PLATFORM Compelling content fosters Customer centricity through Industry leading ROI on new Real time campaign relationships between readers every stage of a subscriber’s customer acquisition feedback, AI and rapid and editors, creates customer journey scalability loyalty and brand goodwill Upsell to higher ARPU Emphasis on developing products with almost all of Machine learning and Insightful and engaging long term relationship with the upsell revenues falling to advanced analytics drive content drives conversion the subscriber the bottom line increased upsell yield users from free to paid subscribers Consistent 90%+ revenue retention Focus on proven formula to launch & scale new products in a low risk capital way 10

FINANCIAL WELLNESS SOLUTIONS HAVE A HUGE TAM $191B Global Total Addressable Market 63M 2020 US Self directed Investors4 Financial Information1, $64B 19% Asset Managers3, 2017 2019 CAGR for Online Revenue $111B from Global Self directed Investors5 Investment Research2, $16B 1. As per BMO research report, October 2018 2. Represents an estimated 33.3% of the 63M U.S. self directed investors (Celent, U.S. Self Directed Market Study, 2019) x MarketWise’s 2020 ARPU of $759. The remaining 67% is believed to be covered in the Asset Managers and Financial Information market sizes 3. Reflects addressable market of asset management customers becoming self directed investors, based off of management fees for 2019 global active core and active specialties per BCG Global Asset Management Research Report, 2020 4. Celent, U.S. Self Directed Market Study, 2019; 63M represents Celent’s estimate for 2020 11 5. Maia Research, 2015 2027 Global Self Directed Investors Implications for Wealth Managers Industry Market Research Report, Segment by Player, Type, Application, Marketing Channel, and Region

*"...the markets are no longer reserved for institutional investors or HNWI. The goal of **democratizing the financial markets** is becoming a reality"*

CELENT



PERSONAL INVESTING IS CHANGING IN FAVOR OF MARKETWISE

AGING POPULATION

- 17% of U.S. population is 65+[1]
- 10,000 Americans retiring every day, creating consistent demand velocity[2]

GROWING THE PIE

- 72% of millennials identify as self-directed investors[3] (~$22T of net worth)[3]
- Rise of self-directed 'Robinhood' investors provides huge future upside

VOLUME OF ACTIVITY

- Retail investors now represent ~20% of trading on any given day, up from ~10% in 2010[4]

COMPLEXITY

- Increasing number and complexity of investment instruments (e.g., ETFs, options, crypto, et al)

PERFORMANCE

- Individual investors have a 3-year return performance lag versus the S&P 500[5]

EDUCATION

- Increased emphasis on financial literacy - knowledge & skill to effectively manage wealth

1. Statista
2. Deutsche Bank
3. Deloitte study
4. Wall Street research
5. realinvestmentadvice.com

12

MARKETWISE PROVIDES DIVERSE, ACTIONABLE & AFFORDABLE CONTENT SPECIALTY GENERAL SOCIAL INSTITUTIONAL INSTITUTIONAL ONLINE FINANCIAL ONLINE BROKERS FINANCIAL ONLINE TOOLS MEDIA INFO SERVICES RESEARCH NEWSLETTERS RESEARCH PUBLICATIONS COMMUNITIES ACTIONABLE CONTENT DATA & INFO DIVERSIFIED PRODUCT OFFERING FULL RANGE OF PRICES Sell Side Wall Street Platforms Research 13

PREMIUM SUBSCRIPTION CONTENT, SOFTWARE AND TOOLS ACTIONABLE IDEAS SOFTWARE & TOOLS ‘IM’hi’ SPAC Investor TRADESMITHr. It’s Time to Buy the World’s Most Shareholder Friendly SPAC . ” ·· \Vlw itc toSPACI,Ipcnsordlipllcr. CRYPTO Ct.. PITAL 0. oflhtrwolnatklsru oi.SPAC.S .Sihi! · Update 20”‘ll:tf’llllllLllf’(IJ SF’AC!WIW#I, ·fll’t !wed MLI ·yorcdio .I)‘rabfcll*tftrwr11 I(·.. LlwW .:ow . .awHc. Here’s What You Need to Know About Thlli!pllrllolll”’.:nun ...vll Blockchain .O(I’..Cb.Mtt Decentralization SJ’OUNlL tnt Mlhelalilll.. UlhiSPACIwt:.allt SC’OOfJAt Lw_....,tr.d“fbdnc ltt ‘0cl: .t. MONTHLY BRIEFING I rh:llrw’.,.waryNit.I’Ptll”.. ro.,l Youc: lib:ly llowUiiJt;Mdontlfecct\ot Dear reader, J!Dln u: tiA!.SPAC10 wa,Mr u ICC UbU .t UNVEILING THE 2021 c.5dlia.to ..l’{le”’·llllan” .f!MIY t:c. c.MI91.’conyrtsbctu:,r:t .:.nnc.n.. “’‘50’ . Welcome to our new sub! .nClltrilCiualftauiC:1ti lll,ll“lr’“rl \r.IIIN>IIo lnnll”’’‘l .. tnl!t .slhci:Dt!‘il day early. PORTFOLIOS £ C’lillloa,otclol \t’lllf .l.fo’ld/l’ptiu’ ..a”‘tt:illtlll)‘unap ldJI_(Lty5)}6 f .“CCI If you haven”! already, I r wlt.lioolyh.al!thcirm)M). look ill uur Spt’ddl rt’purt @ THE ALTIMETER learning more about repl This is it! l. l’onfolio Ma.nagcr lnvC$tmcnt Commcnta.ry lf )“OU jaut joined Stansberry Ponfolio Solutions OYer the Each month, I’ll open our Briefing with a 3horc and This week, I’m covering pa.cu ouple we:du. wrlcome abo:ud! We’re dcllghrcd ro hopefully hclpfultnvestmcnt note. In gener2.l. I look to announcements. And I’m have you with us. rovidc thoulll.) on tl leoI unc. of the ducc fdlowhlt; ‘ topic:&... This week, I’m also expla lf )‘Ouve already been wnh ut for ynrs, wekome back. speetfirally the seemtngl· Om m00f’l porrfnllm ora ‘&::In prndurt’l’i f’Xc rl!t nr I. Wh._ts l’l’.o.. ing the ma.rkc. ri&ht u now and how chat returns in 2020. We hope you profited from our m2y imp1ct our longer·tcrm invd:.mmc outlook. looking for one easy way that in mind. I’m also loo ra:omnd:riDn 2 Sp«ific investment ntion:t!c for a p:articubr To rhc: m:my subscrilxu who h:wwrillc n In rp·ting are faster and cheaper to out.stdin.’ pcnon.J ruulu... tnk you. No1hinc is comp:..ny, ct. 01· .)CUOI liVC’rc ra:ummcnding in prof!ioul lives than knowing Poniolio luttor.s. (Undusanding wbJ )‘OU o··n Finally, rm following up 1 more rc=v.’“1ng .rdi in our wh:n you own U kr r to :ny mrrruful lnwmt’nl,) we’ve helped peopk bu.rkl nd KCurc their liruncc.s. Rro:: dM” do it again in,T ting U“tnJ: . nd tullfrlinr s mt’2nt Now it’s time to .... to informnot ju.st your invenmc.nu in Ponfolio ln toda r’s letter, we II unveil oar full 2021 portfolios. Solutions but, idolly, )Q1I’ entire inve stment pl1n. with all the dc12ils :about what m buy :and how much of Al: the end ofthis lnverrment Commm.tary, you’ll KC each name to hold. But first, we .......nt co rt:Yk w a few -on pc tforma.nct’ fJgUICS for how wt’rc duingl!O far tb:n yc.;u. point how ro u.sr rhl pmtiurr Vl you nn gr nt’nlr rhr Behind the scenes, we u:main focused on the longcr.t:crm best pos.sibk outcomes andfulf111 your in’t“CStmc.m :,oak pcrform::mce ofthe1e portfolios. But we lc.flO\N you w:mt to For returninc .subsaibc.rs, some ofthis information may fed .sec what we’ve done for you hudy, so we alwo.ys .show you lih : rr:vlrw. But I nill C”“ICOUr”;1&e you to rc2d through it 10 how the str:ltet;ies :arc performing monthly and on a year· make sure we’re a!l on cqw.l, 3’turdy footing u 1“Ccmbrk ro.d.:masis from the narr ofour 6scal year.” (‘This year. on the p:ah to profitable lnveHing in the )”!‘2T ahead. th:.t’s hued on ciosinc prices :as of february 4, 2021J For newer ..10bxribcu, I encourage )‘OU to read the THE MONTHLY BRIEFING, EXPLAINED followins opening commentaries to hc.lp famili21riz:e 14

BUILDING RELATIONSHIPS AND HELPING SUBSCRIBERS “You guys talk about ‘life changing “…you folks have become my results’… I am actually taking pride teachers and a true resource… in managing our investments. That educating me on how to invest for is a big life change. ” the long term. WHAT A GIFT!” Nick F. Joe D. “You have each been instrumental in “…your recommendations had a helping me build wealth… analyses impact my family profound on and are consistently meticulous, I am very much appreciative.” concise and on point.” – Kyle B. David K. “Empire Financial research articles have taught me a lot and I truly “…despite the world imploding, believe that small investors like [you] helped me keep a level head me have no place in the market in the early days of the pandemic.” without your financial research Nick C. and investment ideas.” Sandeep L. 15

PROVEN, AGILE PLATFORM FOR 160+ LAUNCHING NEW PRODUCTS QUICKLY 130+ WITH LOW RISK 90+ DETECT Detect new demand and investment trends in the financial marketplace through observation, research and analysis 50 ANALYZE Identify a financial expert that has a personal passion for a specific area of growing customer interest and can provide unique insights 2017 2018 2019 2020 PRODUCTS OFFERED LAUNCH Launch new products within weeks. Target offers based on customer behavior and use AI to track and improve results 110+ New Products in 3 Years SCALE Grow content team in product area and cross sell and upsell to build Helped drive $300M of Billings customer lifetime relationship 16

DIVERSE RESEARCH PORTFOLIO ACROSS DIFFERENT ASSET CLASSES DIVERSE RESEARCH PRODUCTS # OF CUMULATIVE SELECTED (% OF BILLINGS 2018 2020) SUBSCRIBERS1 LIFETIME SPEND1 EXAMPLES Other 5% Free Newswire Commodities 3% General market commentary, current 10.9M Investor Hour Bundle 19% The Weekly Pulse Value 5% events Insightful and educational The Daily Cut Software 6% Paid Fry’s Investment 2 Report $249 Mega Cap equities and basic 658K $600 Empire Stock investment strategies Investor $199 Income 10% Growth 17% High Value Empire Elite Growth More advanced investing $5,000 233K2 $600 $5,000 strategies Value Investing, Palm Beach Microcaps, Real Estate, Options, Ventures $3,000 Trading, Cryptocurrencies Cryptocurrency 11% Small Cap 13% Alliance $31,000 + 2 $499 annually Ultra High Value 110K $5,000 Total Portfolio Trading 11% Product bundles $15,000 + $499 annually 1.As of March 31, 2021 2.Number of subscribers indicated correspond with the cumulative lifetime spend to the right (e.g., 658K of the 1,001K+ total paid subscribers have less than $600 of cumulative lifetime spend) 17

EXTERNAL MARKETING – CUSTOMER ACQUISITION

MULTI-CHANNEL MARKETING APPROACH

2020 EXTERNAL ORDERS GENERATED


Other 5.2%
External Lists 3.3%
Email 22.0%
Display 69.4%

MARKETING CHANNEL MIX (2020)

58% Direct to Paid vs. **42%** Free to Paid

SELECT DIRECT TO PAID DISPLAY CHANNELS

Taboola, facebook, yahoo!, Google

CONVERSION STATS (2020)

10.1% Order Form Click-through Rate[1]

8.1% Order Form Conversion Rate[2]

1. Order form click-through rate for paid subscription campaigns is derived from total order form visits / total landing page visits
2. Order form conversion rate for paid subscription campaigns is derived from main & upsell orders / total order form visits

18

BEST IN CLASS BUSINESS MODEL TAILORED FOR HIGH VALUE SUBSCRIBERS CUMULATIVE FREE TO PAID CUMULATIVE HIGH VALUE CUMULATIVE ULTRA CONVERSION RATE CONVERSION RATE CONVERSION RATE 6%2 34%3 32%4 TOTAL HIGH VALUE TOTAL ULTRA HIGH FREE TOTAL PAID SUBSCRIBERS VALUE SUBSCRIBERS SUBSCRIBERS SUBSCRIBERS (Total spend $600) (Total spend $5,000) 10.9M+1 1,001K+1 342K+1 110K+1 1.Subscriber figures shown as of March 31, 2021 2.Represents cumulative free to paid conversion rate for the period April 1, 2018 to March 31, 2021. Calculated as (number of free subscribers who purchased a subscription during the period) / (average number of free subscribers during the period) 3.Represents cumulative high value conversion rate as of March 31, 2021. Calculated as (number of paid subscribers who have purchased $600 in aggregate over their lifetime as of March 31, 2021)/(number of paid subscribers as of March 31, 2021) 4.Represents cumulative ultra value conversion rate as of March 31, 2021. Calculated as (number of paid subscribers who have purchased $5,000 in aggregate over their lifetime as of March 31, 2021)/(number of high value subscribers as of March 31, 2021) 19

SUBSCRIBER DEMOGRAPHICS PAID SUBSCRIBERS BY GENERATION (AGE 25+)1 PAID SUBSCRIBERS BY NET ASSETS1 Millennials Silent (25 40) Generation 5% $1,000,000 & Older (76+) 16% 23% Generation X $150,000 (41 56) 27% 20% $500,000 $1,000,000 11% Baby Boomers $150,000 $500,000 (57 75) 46% 53% 1.Source: Experian data 20

VISION & GROWTH STRATEGY

STRATEGIC INITIATIVES ARE DRIVING AND ACCELERATING GROWTH DRAMATIC SCALING OF ENTERPRISE Strategic acquisitions (6 operating subsidiaries) 11.9 10.4 $255 Broadened product offerings, including adding 27+ 8.9 editors & 110+ publications and built or acquired software and tools to complement premium content 7.5 6.5 5.1 5.6 $158 Upgraded corporate infrastructure with deployment $150 of new systems & applications, including analytics 4.3 $123 3.8 $117 and machine learning $96 $91 $71 Improvement in marketing efficiency & customer $52 satisfaction / retention Q1 ‘19 Q2 ‘19 Q3 ‘19 Q4 ‘19 Q1 ‘20 Q2 ‘20 Q3 ‘20 Q4 ‘20 Q1 ‘21 Recruited and trained additional talent across 1 2 organization Billings ($M) Total Subscriber Relationships (M) 1.Billings represents amounts invoiced to customers 2.Includes both free and paid subscribers 22

OUR VISION

TO BECOME THE DE-FACTO FINANCIAL WELLNESS SOLUTIONS PLATFORM FOR SELF-DIRECTED INVESTORS

- Grow / Optimize Marketing & Customer Acquisition
- Build/Buy Addt'l Content, Products & Brands
- Invest in & Deepen Community Network
- Invest in Brand Marketing
- Invest in Technology, Data & Analytics
- Expand Internationally
- Establish Partnerships & M&A

1. EXPAND REACH AND DISCOVERABILITY

- Leverage existing financial education loop
- Expand and grow reach via additional channels including videos and live streaming
- Expand marketing channels

2. BUILD DEEP NETWORK EFFECTS

- Provide MarketWise subscribers with a greater ability to cultivate deeper social connections and connect with fellow members
- Generate multi-sided platform with flywheel effects

3. ADD ENGINEERING & ML EXCELLENCE

- Focus areas include machine learning, performance marketing, and SaaS product development
- Deepen breadth and depth of targeted offerings

4. CONSOLIDATE A FRAGMENTED MARKET

- Opportunities to accelerate and expand product offering, customer base, international
- Drive accretive M&A using cash and public currency

23

WE HAVE A TRACK RECORD OF EFFICIENT AND HIGHLY ACCRETIVE CAPITAL ALLOCATION ORIGINAL BILLINGS 2020 BILLINGS YEAR FOCUS AREA BUILD OR BUY ($ MILLIONS) ($ MILLIONS) 2010 Macro Build $120 2013 Risk Allocation Buy $1 $30 2014 Macro Buy $5 $110 2015 Commodities Buy $12 $25 O m n ia R e s e a r c h 2016 Trading Build $30 2017 Growth Buy $28 $67 2019 Growth / SPACs Build $32 2019 Software Build $7 1 2021 Software Buy $3 Future Total $49 $421 % of Total 2020 Billings 77% 1. Acquisition completed on January 21, 2021; Original Billings represents billings in 2020; 2020 Billings left blank since acquisition was completed after 2020 24

BUSINESS DEVELOPMENT CASE STUDY Formed new brand in early 2019 with well known investor as a partner (no upfront capital) First paid publication launched in April 2019 Launch generated $11M in Net Revenue with approximately 3,000 paid subscribers Lower priced product launched in Dec 2019 paving the way to add subscribers to our sales funnel Added two additional editors to launch additional products One year post initiation, both lower priced and premium priced subscriptions fueled growth of paid list and revenues Compelling content combined with effective/efficient marketing delivered outstanding results Business was breakeven in calendar year 2019 and turned a profit in 2020 By the end of 2020, there were 3 editors and 6 paid products Launch 2019 2020 Net Revenues $11M $15M $32M Paid Subscribers 3K 5K 83K Free Subscribers 10K 10K 58K 25

FINANCIAL OVERVIEW

FINANCIAL HIGHLIGHTS

$687M
TTM Q1 '21 Billings
SCALE

83%
TTM Q1 '21 Billings growth
TRACK RECORD OF GROWTH

$825 ARPU as of Q1 '21[1]
>5x LTV/CAC Ratio[2]
INDUSTRY-LEADING UNIT ECONOMICS

97%
Q1 2019-Q1 2021 Subscription Billings
RECURRING REVENUE BASE

30%
TTM Q1 '21 Adjusted Free Cash Flow Margin[3]
STRONG MARGIN PROFILE

99.9%
TTM Q1 '21 Adjusted CFFO Conversion[4] (Low Capex)
PREMIER CASH FLOW CONVERSION (HIGHLY CAPITAL EFFICIENT)

1. Based on trailing four quarter net billings / average number of trailing four quarter paid subscribers
2. Based on average lifetime customer contribution margin divided by customer acquisition costs. Customer acquisition costs include direct marketing spend, external revenue share expense, retention and renewal expenses, copywriting and marketing salaries, tele-sales salaries and commissions and customer service commissions
3. Adjusted FCF Margin = Adjusted FCF / Billings. Adjusted FCF is calculated as Adjusted CFFO - Capital Expenditures. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation expense
4. Adjusted CFFO Conversion = (Adjusted CFFO - Capital Expenditures) / Adjusted CFFO

27

SUPERIOR UNIT ECONOMICS – 2020… “….with an LTV/CAC ratio of 3 or higher, investing an incremental Avg. Customer Lifetime Billings $2,700 dollar in acquiring new customers has High Variable Margin LTV/CAC1 Ratio 5x a greater expected return than retaining that dollar as profit…” 90 Days 7 9 Months CPA2 Breakeven CAC1 Breakeven 1.Customer Acquisition Costs include direct marketing spend, external revenue share expense, retention and renewal expenses, copywriting and marketing salaries, tele sales salaries and commissions and customer service commissions 2.CPA Cost per acquisition includes direct marketing spend only 28

SUBSCRIBERS SPENDING MORE INITIALLY AND INCREASING THAT SPEND OVER TIME 2020 Cohort 2019 Cohort 2018 Cohort 2017 Cohort 2016 Cohort 2015 Cohort Year 1 Year 2 Year 3 Year 4 Year 5 CUMULATIVE SPEND BY COHORT OVER TIME 29

ARPU decline due to FORECASTED KEY PERFORMANCE INDICATORS significant subscriber growth; future purchases will drive PAID SUBSCRIBERS (IN THOUSANDS) ARPU1 accretion New Estimate 1,310 $825 Prior Estimate $792 Historical $759 1,084 1,001 $717 $710 857 $599 553 567 526 $478 2018 2019 2020 2021P 2022P Q1 ‘20 Q1 ‘21 2018 2019 2020 2021P 2022P Q1 ‘20 Q1 ‘21 1.Based on trailing four quarter net billings /average number of trailing four quarter paid subscribers 30

HIGHLY ATTRACTIVE LONG TERM GROWTH AT SCALE REVENUE ($ IN MILLIONS) BILLINGS ($ IN MILLIONS)1 New Estimate $729.0 New Estimate $980.5 Prior Estimate Prior Estimate $561.4 $751.2 $548.8 $364.2 $272.2 $238.4 $280.5 $310.1 $255.3 $119.7 $76.4 $117.5 2018 2019 2020 2021P 2022P 1Q ‘20 1Q ‘21 2018 2019 2020 2021P 2022P 1Q ‘20 1Q ‘21 ADJUSTED FREE CASH FLOW ($ IN MILLIONS)2 ADJUSTED CFFO CONVERSION3 (LOW CAPEX) Margin 33% 22% 24% 28% 31% 22% 38% 99.3% 99.7% 99.8% 99.7% 99.8% 99.3% 100.0% $306.8 $211.9 $134.0 $93.0 $97.9 $68.9 $25.7 2018 2019 2020 2021P 2022P 1Q ‘20 1Q ‘21 2018 2019 2020 2021P 2022P 1Q ‘20 1Q ‘21 1.Billings represents amounts invoiced to customers 2.Adjusted FCF = Adjusted CFFO Capital Expenditures. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation expense. Adjusted FCF Margin = Adjusted FCF / Billings 3.Adjusted CFFO Conversion = (Adjusted CFFO Capital Expenditures) / Adjusted CFFO 31

KEY FORECAST ASSUMPTIONS

Subscribers

- Continued strong new free and paid subscriber growth
- Trend-like conversion rate inputs
- Revenue retention rate of 95%+ each year
- Trend-like subscriber count churn of 1.5% to 2.0% per month
- Stable product pricing
- GAAP revenue: ~35% to 38% of Billings each year, plus the current portion of deferred revenue
- No M&A included; organic forecast only

Margins

- Stable gross margins in 86% to 87% range
- Customer acquisition cost (CAC) on a GAAP basis approximates the average between 2019 and 2020
- Excluding stock-based compensation, G&A grows 40% to 50% in 2021 to support public company readiness but stabilizes in 2022
- D&A of approximately $3 million annually; Research and Development maintains its percent of revenue
- Effective tax of 5% to 6%
- Capex of less than $1 million annually
- We do not anticipate having to make any tax liability distributions to partners in 2021 and estimate 2022 tax liability distributions in the range of $0 to $20M[1]

Maintain "Rule of 50" Status

- 2021 projected GAAP revenue growth of 54% plus Adj FCF Margin of 28% = 82%
- Longer Term Target:
  - ➢ GAAP revenue growth 30% to 40%
  - ➢ Adjusted FCF margin 28% to 33%

  >> 50%

(1) The tax distributions for non-Pubco partners are estimated based upon taxable income forecasts derived from the 2021 and 2022 forecasts presented herein. These estimates are further dependent on multiple variables, including potential tax reform, the amount of SPAC redemptions and non-Pubco partner sales at transaction date, the amount and timing of future exchanges, the sales composition of lifetime versus term Billings, and stock price at vesting date for stock-based compensation. The estimates presented here are based on the following assumptions: a) the existing tax laws remain in place, b) there are no redemptions by SPAC investors at the transaction date (with non-PubCo partners owning approximately 80% of MarketWise LLC), c) there are no exchanges in 2021 or 2022, d) the sales composition of lifetime versus term Billings remains similar to the sales composition in the baseline forecasts (approximately 33% of Billings each year), and e) the stock price is $10 on the vesting date of the stock-based compensation in 2022.

32

LONG TERM FINANCIAL OBJECTIVES KEY GROWTH DRIVERS KEY PROFITABILITY DRIVERS Paid marketing spend Paid marketing spend New products/markets Conversion/upsells M&A ROIs SUSTAINED TARGET “ADJUSTED RULE OF 50”1 FINANCIAL PROFILE 1.Adjusted Rule of 50 equals annual GAAP Revenue Growth Rate plus Adjusted FCF Margin 33

TRANSACTION OVERVIEW

TRANSACTION SUMMARY

- ACND has agreed to combine with MarketWise in a transaction with an implied total enterprise value of $3.024 billion
- This transaction represents an attractive pro forma multiple of 5.4x 2021P GAAP Revenue and 14.3x 2021P Adjusted Free Cash Flow
- Concurrent with this transaction, MarketWise and ACND has raised $150 million in a PIPE offering at $10.00 per share
- After giving effect to these transactions, pro forma company will have approximately $150 million of cash on its balance sheet
- Lock-up: 6-12 months

ILLUSTRATIVE SOURCES & USES ($M)

SOURCES		USES	
ACND Cash Held in Trust	$414	Cash to Balance Sheet	$150
PIPE Raise Proceeds	150	Transaction Fees & Expenses	40
Sellers' Equity Rollover	2,537	Cash to Sellers[1]	374
		Sellers' Equity Rollover	2,537
TOTAL	$3,101	TOTAL	$3,101

ILLUSTRATIVE PRO FORMA OWNERSHIP AT CLOSE[1,2]



13.0%
2.3%
4.7%
79.9%
ACND Shareholders
ACND Founders
PIPE Investors
Seller's Rollover Equity3

1. Assumes no redemption from ACND trust account
2. Excludes ACND warrants and earnout shares and shares issuable pursuant to the combined company's equity incentive plans
3. Includes approximately 18% that will be subject to a voting arrangement in favor of the board of directors of the combined company

35

MARKETWISE VS. COMPS: BEST IN CLASS WITH SIGNIFICANT UPSIDE POTENTIAL

2020-2022P GAAP REVENUE CAGR (%)



41.5%
19.1%
11.1%
MarketWise
Consumer / SMB Tech Subscription
Digital Subscription and Info Services

2021P ADJ. FREE CASH FLOW MARGIN (%)



28.2%
14.9%
31.3%
MarketWise[1]
Consumer / SMB Tech Subscription[2]
Digital Subscription and Info Services[2]

2020-2022P ADJ. FREE CASH FLOW CAGR (%)



51.3%
18.5%
12.3%
MarketWise[1]
Consumer / SMB Tech Subscription[2]
Digital Subscription and Info Services[2]

EV / 2021P REVENUE (X)



5.4x
7.4x
6.5x
MarketWise[3]
Consumer / SMB Tech Subscription
Digital Subscription and Info Services

EV / 2021P ADJ. FREE CASH FLOW (X)[4]



14.3x
18.1x
24.7x
MarketWise[1,3]
Consumer / SMB Tech Subscription[2]
Digital Subscription and Info Services[2]

Sources: FactSet as of 5/20/2021, Wall Street research

Notes: Consumer / SMB Tech Subscription group includes: CHGG, DBX, GDDY, HUBS, MTCH, NFLX, SPOT, SQ, SVMK, WIX; Digital Subscription and Info Services group includes: CSGP, ENV, FDS, FORR, INFO, IT, MORN, MSCI, NYT

1. Adjusted Free Cash Flow = Adjusted CFFO - Capital Expenditures. Adjusted Free Cash Flow Margin = Adjusted Free Cash Flow / Billings. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based compensation expense. Billings represents amounts invoiced to customers
2. Adjusted Free Cash Flow = Adjusted CFFO + Taxes - Capital Expenditures. Adjusted Free Cash Flow Margin = Adjusted Free Cash Flow / GAAP Revenue
3. Multiples based on pro forma Total Enterprise Value of $3,024 million
4. Trading multiples greater than 45.0x are excluded

36

PUBLIC COMPARABLES RATIONALE Consumer / SMB Tech Subscription MarketWise is a direct to consumer, tech enabled, subscription based business whose success is driven by its ability to directly connect with retail investors, get them interested enough to click through and to subscribe and whose value is ultimately driven by forming personal connections with these subscribers, providing high quality content, and converting them to this higher value content at higher price points Target customers are primarily retail investors whose buying behavior closely resembles that of consumer subscription customers Free to paid business model aligns closely with many high performing consumer / SMB tech companies, with higher tiers for customers as they continue to see greater value MarketWise is at the most favorable end of the range of this peer group for all major categories of: i.) revenue growth, ii.) gross margins, iii.) ARPU, iv.) monthly churn, and v.) LTV / CAC Digital Subscription and Info Services MarketWise’s content has similarities to many of the digital subscription and info services companies, although a number of the comps in the group are more focused on institutional customers as compared to consumers This group is focused on digital publication of financial media content, which is similar to MarketWise’s content and delivery medium MarketWise leads in all major categories versus this peer group (and is in line with the group in monthly churn): i.) revenue growth, ii.) gross margins, iii.) ARPU, iv.) monthly churn, and v.) LTV / CAC 37

INDUSTRY LEADING COMPS CONSUMER / SMB TECH SUBSCRIPTION ($ in millions, except per share data) Financial Metrics Operational Metrics (LTM) Revenue YoY Growth Rev CAGR Gross Margin Annual Monthly LTV / Company ‘20 ‘21 ‘21 ‘22 ‘20 ‘22 2020 2021E ARPU Churn CAC Netflix, Inc. 18.9% 15.1% 17.0% 38.9% 41.3% $ 138.2 4.0% Square, Inc. 47.0% 18.7% 32.1% 28.9% 21.5% 41.0 (1) Spotify Technology S.A. 19.0% 19.5% 19.3% 25.6% 25.5% 61.6 4.0% 2.7x Match Group, Inc. 20.0% 18.0% 19.0% 73.6% 73.3% 237.3 HubSpot, Inc. 40.5% 26.8% 33.5% 81.1% 82.1% (2) Wix.com Ltd. 30.4% 24.9% 27.6% 68.1% 61.8% 216.6 1.4% GoDaddy Inc. 12.9% 10.3% 11.6% 65.1% 64.9% 168.4 1.2% 10x Chegg, Inc. 23.9% 21.5% 22.7% 68.1% 68.5% 139.2 Dropbox, Inc. 11.0% 9.0% 10.0% 78.3% 80.0% 129.4 SVMK Inc. 18.3% 19.7% 19.0% 77.7% 81.9% 487.0 Mean: 24.2% 18.4% 21.2% 60.5% 60.1% Median: 19.5% 19.1% 19.1% 68.1% 66.7% MarketWise 54.2% 29.8% 41.5% 85.8% (3) 86.8% (3) $ 825.5 1.8% 5x Sources: FactSet, CapitalIQ, Wall Street research, public filings & transcripts (1) Square ARPU represents Cash App (2) HubSpot reports ARPU, but it was not included due to difference in customer type 38 (3) Excludes stock based compensation

INDUSTRY LEADING COMPS DIGITAL SUBSCRIPTION AND INFO SERVICES ($ in millions, except per share data) Financial Metrics Operational Metrics (LTM) Revenue YoY Growth Rev CAGR Gross Margin Annual Monthly LTV / Company ‘20 ‘21 ‘21 ‘22 ‘20 ‘22 2020 2021E ARPU Churn CAC MSCI Inc. 16.5% 10.2% 13.3% 82.8% 83.1% 0.5% IHS Markit Ltd. 7.5% 6.4% 6.9% 62.9% 62.4% CoStar Group, Inc. 17.0% 15.9% 16.5% 81.4% 81.3% Gartner, Inc. 10.5% 13.0% 11.7% 67.2% 68.4% 1.6%(1) FactSet Research Systems Inc. 5.7% 4.7% 5.2% 52.6% NA 0.9% Morningstar, Inc. NA NA NA 60.0% NA The New York Times Company 14.5% 6.6% 10.5% 45.3% NA 3.7x Envestnet, Inc. 15.2% 10.5% 12.8% 69.4% 65.7% Forrester Research, Inc. 6.8% 8.0% 7.4% 59.7% 58.9% 2.6% Mean: 11.7% 9.4% 10.5% 64.6% 70.0% Median: 12.5% 9.1% 11.1% 62.9% 67.1% MarketWise 54.2% 29.8% 41.5% 85.8% (2) 86.8% (2) $ 825.5 1.8% 5x Sources: FactSet, CapitalIQ, Wall Street research, public filings & transcripts (1) Gartner churn represents global technology sales 39 (2) Excludes stock based compensation

INVESTMENT HIGHLIGHTS $191B TAM with significant tailwinds, ripe for disruption Market leading tech platform with scalable high value and proprietary content, data & analytics 11M+ self directed investors, growing at a 77% CAGR from Q1 2019 to Q1 2021 12 primary customer facing brands offering 160+ products “Adjusted Rule of 50”1 financial profile: Scale, Growth, Recurring Revenue, High Adjusted FCF2 (Low Capex) Deep, long tenured & proven team Multiple organic & inorganic avenues to potentially drive sustained profitable growth at scale 1. Adjusted Rule of 50 equals annual GAAP Revenue Growth Rate plus Adjusted FCF Margin. Adjusted FCF Margin = Adjusted FCF / Billings 2. Adjusted FCF is calculated as Adjusted CFFO (Cash Flow From Operations) Capital Expenditures. Adjusted CFFO is calculated as net cash provided by operating activities plus profits distributions to Class B unitholders included in stock based 40 compensation expense

APPENDIX

HISTORICAL KEY PERFORMANCE INDICATORS FREE SUBSCRIBERS PAID SUBSCRIBERS 1 ARPU (IN THOUSANDS) (IN THOUSANDS) 10,870 1,001 $825 $759 9,530 857 $710 $599 567 $478 5,900 553 526 5,027 2,741 2018 2019 2020 Q1 ‘20 Q1 ‘21 2018 2019 2020 Q1 ‘20 Q1 ‘21 2018 2019 2020 Q1 ‘20 Q1 ‘21 1.Based on trailing four quarter net billings / average number of trailing four quarter paid subscribers 42

NON-GAAP RECONCILIATIONS ($ in 000’s) 2018 2019 2020 Q1 2020Q1 2021 Net Cash Provided by Operating Activities 76,493 54,20155,875(6,385)92,304 Plus: Profits distributions to Class B unitholders included in stock based compensation expense 17,135 14,83178,39832,3135,651 Adj. CFFO (Adjusted Cash Flow from Operations) 93,628 69,032134,27325,92897,955

GAAP INCOME STATEMENTS

($ in 000's)	2018	2019	2020	% Variance '18 v '19	% Variance '19 v '20
Total Revenue	**238,448**	**272,223**	**364,179**	**14%**	**34%**
Operating Expenses					
Cost of Revenue	57,642	42,553	154,605	-26%	263%
Sales and Marketing	97,332	106,094	214,257	9%	102%
General and Administrative	58,215	91,669	526,561	57%	474%
Depreciation and Amortization	2,534	2,334	2,553	-8%	9%
Research and Development	2,303	3,672	4,770	59%	30%
Related Party Expenses	2,096	331	122	-84%	-63%
Total Operating Expenses	220,122	246,653	902,868	12%	266%
Income (Loss) from Operations	18,326	25,570	(538,689)	40%	N/M
Other (Income) Expense, net	(278)	(865)	2,879	N/M	N/M
Interest (Income) Expense, net	(67)	(1,558)	(477)	N/M	N/M
Net Income (Loss)	**18,671**	**27,993**	**(541,091)**	**50%**	**N/M**

	2018	2019	2020
Total Revenue	**100%**	**100%**	**100%**
Operating Expenses			
Cost of Revenue	24%	16%	42%
Sales and Marketing	41%	39%	59%
General and Administrative	24%	34%	145%
Depreciation and Amortization	1%	1%	1%
Research and Development	1%	1%	1%
Related Party Expenses	1%	0%	0%
Total Operating Expenses	92%	91%	248%
Income (Loss) from Operations	8%	9%	-148%
Other (Income) Expense, net	0%	0%	1%
Interest (Income) Expense, net	0%	-1%	0%
Net Income (Loss)	**8%**	**10%**	**-149%**

($ in 000's)	2018	2019	2020	% Variance '18 v '19	% Variance '19 v '20
Stock Based Compensation Expense[1]					
Vested Class B Units & Change in Fair Value of Class B Liability Awards	11,077	5,608	475,202	-49%	8374%
Profits distribution to Class B Unitholders included in stock based compensation expense	17,135	14,831	78,398	-13%	429%
Total Stock Based Compensation Expense	**28,212**	**20,439**	**553,600**	**-28%**	**2609%**
Stock Based Compensation Line Item Summary[1]					
Cost of Revenue	21,889	5,025	102,736	-77%	1944%
Sales and Marketing	6,323	-	10,567	N/M	N/M
General and Administrative	-	15,414	440,297	N/M	2756%
Total Stock Based Compensation Expense	**28,212**	**20,439**	**553,600**	**-28%**	**2609%**

Stock Based Compensation Line Item Summary[1]	2018	2019	2020
Cost of Revenue	9%	2%	28%
Sales and Marketing	3%	0%	3%
General and Administrative	0%	6%	121%
Total Stock Based Compensation Expense	**12%**	**8%**	**152%**

1. Within our expenses historically are stock-based compensation expenses related to the Class B Units. Because MarketWise's current operating agreement includes puts and calls for the Class B units, these current Class B Units are classified as liabilities as opposed to equity and remeasured to fair value at the end of each reporting period until settlement into equity, with the change in value being charged to stock-based compensation expense. Additionally, because the Class B Units are classified as liabilities on MarketWise's consolidated balance sheet, all profits distributions made to the holders of the Class B Units are considered to be stock-based compensation expenses. As a result of the merger with Ascendant, in which all Class B Units will be converted into straight Common Units (with no calls or puts), MarketWise does not expect to continue recognizing stock-based compensation expenses related to the Class B Units for periods after the consummation of this merger. While going forward MarketWise does not expect to incur the levels of stock-based compensation expense MarketWise has historically as a result the liability-award classification of the Class B Units, MarketWise does expect to incur much-reduced stock-based compensation expense in the ordinary course

44

GAAP INCOME STATEMENTS

($ in 000's)	Q1 2020	Q1 2021	% Variance
Total Revenue	**76,382**	**119,714**	**57%**
Operating Expenses			
Cost of Revenue	14,681	132,812	805%
Sales and Marketing	40,332	91,785	128%
General and Administrative	36,453	507,429	1292%
Depreciation and Amortization	611	751	23%
Research and Development	1,027	1,778	73%
Related Party Expenses	49	20	-59%
Total Operating Expenses	93,153	734,575	689%
Income (Loss) from Operations	(16,771)	(614,861)	N/M
Other (Income) Expense, net	(204)	227	N/M
Interest (Income) Expense, net	(105)	(5)	N/M
Net Income (Loss)	**(16,462)**	**(615,083)**	**N/M**

	Q1 2020	Q1 2021
Total Revenue	**100%**	**100%**
Operating Expenses		
Cost of Revenue	19%	111%
Sales and Marketing	53%	77%
General and Administrative	48%	424%
Depreciation and Amortization	1%	1%
Research and Development	1%	1%
Related Party Expenses	0%	0%
Total Operating Expenses	122%	614%
Income (Loss) from Operations	-22%	-514%
Other (Income) Expense, net	0%	0%
Interest (Income) Expense, net	0%	0%
Net Income (Loss)	**-22%**	**-514%**

($ in 000's)	1Q 2020	1Q 2021	% Variance
Stock Based Compensation Expense[1]			
Vested Class B Units & Change in Fair Value of Class B Liability Awards	(11,816)	595,424	N/M
Profits distribution to Class B Unitholders included in stock based compensation expense	32,313	5,651	-83%
Total Stock Based Compensation Expense	**20,497**	**601,075**	**2833%**
Stock Based Compensation Line Item Summary[1]			
Cost of Revenue	3,168	114,348	3509%
Sales and Marketing	1,203	14,070	1070%
General and Administrative	16,126	472,657	2831%
Total Stock Based Compensation Expense	**20,497**	**601,075**	**2833%**

Stock Based Compensation Line Item Summary[1]		
Cost of Revenue	4%	96%
Sales and Marketing	2%	12%
General and Administrative	21%	395%
Total Stock Based Compensation Expense	27%	502%

1. Within our expenses historically are stock-based compensation expenses related to the Class B Units. Because MarketWise's current operating agreement includes puts and calls for the Class B units, these current Class B Units are classified as liabilities as opposed to equity and remeasured to fair value at the end of each reporting period until settlement into equity, with the change in value being charged to stock-based compensation expense. Additionally, because the Class B Units are classified as liabilities on MarketWise's consolidated balance sheet, all profits distributions made to the holders of the Class B Units are considered to be stock-based compensation expenses. As a result of the merger with Ascendant, in which all Class B Units will be converted into straight Common Units (with no calls or puts), MarketWise does not expect to continue recognizing stock-based compensation expenses related to the Class B Units for periods after the consummation of this merger. While going forward MarketWise does not expect to incur the levels of stock-based compensation expense MarketWise has historically as a result the liability-award classification of the Class B Units, MarketWise does expect to incur much-reduced stock-based compensation expense in the ordinary course

45

QUARTERLY METRICS

($ in 000's)	2019					2020					2021
	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year	Q1
GAAP Revenue	$61,449	$67,814	$72,292	$70,668	$272,223	$76,382	$82,795	$98,159	$106,843	$364,179	$119,714
Billings[1]	51,705	71,054	96,307	90,994	310,060	117,453	123,113	149,907	158,362	548,835	255,303
Cash Flow from Operations	(26,314)[2]	12,269	45,253	22,993	54,201	(6,385)	31,585	47,784	(17,109)	55,875	92,304
Plus: Profit Distributions from Class B Units	6,229	1,044	7,301	257	14,831	32,313	5,757	7,241	33,087	78,398	5,651
Adjusted CFFO	(20,085)[2]	13,313	52,554	23,250	69,032	25,928	37,342	55,025	15,978	134,273	97,955
Adjusted CFFO	(20,085)[2]	13,313	52,554	23,250	69,032	25,928	37,342	55,025	15,978	134,273	97,955
Less: Capex	(43)	(50)	(63)	(21)	(177)	(184)	(30)	(15)	(61)	(290)	(13)
Adjusted FCF	(20,128)[2]	13,263	52,491	23,229	68,855	25,744	37,312	55,010	15,917	133,983	97,942

	2019					2020					2021
	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	Q3	Q4	Full Year	Q1
Free Subscribers	3,260,446	3,799,050	4,551,731	5,027,461	5,027,461	5,900,065	6,817,076	8,147,974	9,529,622	9,529,622	10,870,171
Paid Subscribers	521,797	511,168	512,921	526,018	526,018	566,917	683,593	785,539	856,826	856,826	1,001,432
Total Subscribers	3,782,243	4,310,218	5,064,652	5,553,479	5,553,479	6,466,982	7,500,669	8,933,513	10,386,448	10,386,448	11,871,603

1. Billings represents amounts invoiced to customers
2. Includes unusually large related party working capital impact; should not be recurring as related party working capital transactions are expected to be minimal going forward

46

GAAP INCOME STATEMENT - 2019 AND 2020 BY QUARTER

($ in 000's)	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2019 Full Year	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2020 Full Year
Total Revenue	**61,449**	**67,814**	**72,292**	**70,668**	**272,223**	**76,382**	**82,795**	**98,159**	**106,843**	**364,179**
Operating Expenses										
Cost of Revenue	10,195	9,961	11,573	10,824	42,553	14,681	27,477	26,749	85,698	154,605
Sales and Marketing	24,658	25,871	26,396	29,169	106,094	40,332	49,241	56,914	67,770	214,257
General and Administrative	18,397	19,207	26,594	27,471	91,669	36,453	84,498	79,885	325,725	526,561
Depreciation and Amortization	573	579	601	581	2,334	611	662	639	641	2,553
Research and Development	711	894	884	1,183	3,672	1,027	1,190	1,255	1,298	4,770
Related Party Expenses	564	(268)	74	(39)	331	49	(17)	34	56	122
Total Operating Expenses	55,098	56,244	66,122	69,189	246,653	93,153	163,051	165,476	481,188	902,868
Income (Loss) from Operations	6,351	11,570	6,170	1,479	25,570	(16,771)	(80,256)	(67,317)	(374,345)	(538,689)
Other (Income) Expense, net	(31)	226	(1,013)	(47)	(865)	(204)	1,067	993	1,023	2,879
Interest (Income) Expense, net	(440)	(232)	(431)	(455)	(1,558)	(105)	(367)	(17)	12	(477)
Net Income (Loss)	**6,822**	**11,576**	**7,614**	**1,981**	**27,993**	**(16,462)**	**(80,956)**	**(68,293)**	**(375,380)**	**(541,091)**

($ in 000's)	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2019 Full Year	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2020 Full Year
Stock Based Compensation Expense[1]										
Vested Class B Units & Change in Fair Value of Class B Liability Awards	(2,817)	1,612	1,637	5,176	5,608	(11,816)	72,870	66,210	347,938	475,202
Profits distribution to Class B Unitholders included in stock based compensation expense	6,229	1,044	7,301	257	14,831	32,313	5,757	7,241	33,087	78,398
Total Stock Based Compensation Expense	**3,412**	**2,656**	**8,938**	**5,433**	**20,439**	**20,497**	**78,627**	**73,451**	**381,025**	**553,600**
Stock Based Compensation Line Item Summary[1]										
Cost of Revenue	1,553	800	2,052	620	5,025	3,168	15,058	13,717	70,793	102,736
Sales and Marketing	-	-	-	-	-	1,203	1,022	943	7,399	10,567
General and Administrative	1,859	1,856	6,886	4,813	15,414	16,126	62,547	58,791	302,833	440,297
Total Stock Based Compensation Expense	**3,412**	**2,656**	**8,938**	**5,433**	**20,439**	**20,497**	**78,627**	**73,451**	**381,025**	**553,600**

1. Within our expenses historically are stock-based compensation expenses related to the Class B Units. Because MarketWise's current operating agreement includes puts and calls for the Class B units, these current Class B Units are classified as liabilities as opposed to equity and remeasured to fair value at the end of each reporting period until settlement into equity, with the change in value being charged to stock-based compensation expense. Additionally, because the Class B Units are classified as liabilities on MarketWise's consolidated balance sheet, all profits distributions made to the holders of the Class B Units are considered to be stock-based compensation expenses. As a result of the merger with Ascendant, in which all Class B Units will be converted into straight Common Units (with no calls or puts), MarketWise does not expect to continue recognizing stock-based compensation expenses related to the Class B Units for periods after the consummation of this merger. While going forward MarketWise does not expect to incur the levels of stock-based compensation expense MarketWise has historically as a result the liability-award classification of the Class B Units, MarketWise does expect to incur much-reduced stock-based compensation expense in the ordinary course

47

GAAP BALANCE SHEET—2019 AND 2020 BY QUARTER 2019 2020 ($ in 000’s) Q1 Q2Q3Q4Q1Q2Q3Q4 Assets Current assets: Cash and cash equivalents 96,504 116,891148,873170,52094,688119,479155,089114,422 Accounts receivable (710) 8,2074,4617,3326,8877,9457,78712,398 Prepaid expenses 5,194 3,5174,5675,1076,6515,7027,6598,530 Related party receivables 2,826 2,0062,3748002,6351,4961,632874 Related party notes receivable, current - ----288290- Restricted cash 616 7311,0421,5642,229504504505 Deferred contract acquisition costs 15,261 16,07517,69419,30722,64127,40632,71442,019 Other current assets 16,059 1,1881,2341,0701,8161,1721,6111,889 Total current assets 135,750 148,615180,245205,700137,547163,992207,286180,637 Property and equipment, net 1,911 1,8021,7011,5781,6741,5651,4701,417 Operating lease right-of-use assets 16,658 15,94315,21814,50213,75213,02112,80712,337 Intangible assets, net 7,597 8,1607,6647,2156,6616,1385,8045,278 Goodwill 17,154 18,10118,10118,10118,10118,10118,10118,101 Deferred contract acquisition costs, noncurrent 19,012 19,79221,78223,00728,87537,00046,78665,217 Related party notes receivable, noncurrent 2,358 2,3775,4125,4465,4801,1481,1481,148 Other assets 474 474564656659938954678 Total assets 200,914 215,264250,687276,205212,749241,903294,356284,813 Liabilities and members’ deficit Current liabilities: Trade and other payables 5,203 3,2253,0084,9796,5358,4124,03411,969 Related party payables, net 14,243 14,02715,0047,1103,4282,6552,9332,515 Accrued expenses 13,861 18,11728,63333,52627,31334,18051,47632,134 Deferred revenue and other contract liabilities 170,518 177,251186,700192,992222,386240,517276,176278,267 Operating lease liabilities 2,543 2,6042,5062,0841,6561,2141,0171,077 Current portion of long-term debt – related party 3,034 5,0223,1224,2563,122--- Other current liabilities 5,551 6,8268,2919,48410,97415,07917,85519,576 Total current liabilities 214,953 227,072247,264254,431275,414302,057353,491345,538 Long-term liabilities – related party 4,256 2,3902,4591,1341,134--- Class B Units—related party 109,607 111,219112,856118,033106,217179,087245,297593,235 Deferred revenue and other contract liabilities, noncurrent 136,815 133,272147,452160,907172,533191,648205,759254,481 Derivative liabilities, noncurrent 914 1,0331,1541,2741,1472,2713,1484,343 Operating lease liabilities, noncurrent 9,917 9,2418,7098,4908,2608,0278,1037,826 Total liabilities 476,462 484,227519,894544,269564,705683,090815,7981,205,423 Commitments and Contingencies - ------- Members’ deficit: Class A members’ units (269,000) (258,873)(261,927)(262,293)(348,856)(437,279)(516,697)(914,728) Accumulated other comprehensive income (loss) (108) (2,106)(43)(3)(79)24(33)(17) Total members’ deficit (269,108) (260,979)(261,970)(262,296)(348,935)(437,255)(516,730)(914,745) Non-controlling interest (6,440) (7,984)(7,237)(5,768)(3,021)(3,932)(4,712)(5,865) Total deficit (275,548) (268,963)(269,207)(268,064)(351,956)(441,187)(521,442)(920,610) Total liabilities, non-controlling interest, and members’ deficit 200,914 215,264250,687276,205212,749241,903294,356284,81348

GAAP CASH FLOW STATEMENT—2019 AND 2020 BY QUARTER     20192020 ($ in 000’s)    Q1 Q2Q3Q4Full YearQ1Q2Q3Q4Full Year Cash flows from operating activities:     Net income    6,822 11,5767,6141,98127,993(16,462)(80,956)(68,293)(375,380)(541,091) Adjustments to reconcile net income to net cash provided by operating activities:     Depreciation and amortization    573 5796015812,3346116626396412,553 Stock-based compensation    4,038 3423483,8838,61110,8743842,1405,34718,745 Change in fair value of derivative liabilities—Class B units    (6,855) 1,2691,2891,294(3,003)(22,690)72,48664,070342,591456,457 Change in fair value of derivative liabilities—other    118 119121120478(127)1,1248771,1953,069 Unrealized losses on foreign currency    (91) 200(257)17(131)128(16)(13)- Noncash lease expense    945 7157257173,1027507316254712,577 Gain on sale of cryptocurrencies    - -(612)7(605)----- Changes in operating assets and liabilities:     Accounts receivable    1,528 (8,916)3,745(2,870)(6,513)444(1,058)158(4,610)(5,066) Related party receivables and payables, net    (8,673) 597620(6,321)(13,777)(5,518)367141340(4,670) Prepaid expenses    (2,115) 1,677(1,050)(540)(2,028)(1,544)949(1,957)(871)(3,423) Other current assets and other assets    (171) (129)(136)101(335)(749)366(455)(3)(841) Cryptocurrency intangible assets    - -8438592831--(1)30 Deferred contract acquisition costs    1,293 (1,595)(3,609)(2,839)(6,750)(9,201)(12,890)(15,094)(27,736)(64,921) Trade and other payables    (4,783) (2,169)321,705(5,215)1,5541,849(4,363)7,9506,990 Accrued expenses    (9,570) 4,25610,5154,86410,065(6,213)6,86717,296(19,342)(1,392) Deferred revenue    (9,676) 2,96623,62919,74836,66741,02037,24649,77050,813178,849 Operating lease liabilities    (598) (615)(630)(641)(2,484)(657)(676)(532)(219)(2,084) Other current and long-term liabilities    901 1,3971,4651,1014,8641,4914,1062,7781,71810,093 Net cash provided by (used in) operating activities    (26,314) 12,26945,25322,99354,201(6,385)31,58547,784(17,109)55,875 Cash flows from investing activities:     Cash paid for acquisitions, net of cash acquired    - (1,483)--(1,483)----- Cash in escrow for business combination    - 15,000--15,000----- Acquisition of non-controlling interests, including transaction costs    - --(193)(193)(9,164)---(9,164) Purchases of property and equipment    (43) (50)(63)(21)(177)(184)(30)(15)(61)(290) Purchases of intangible assets    - ------(195)-(195) Capitalized software development costs    (275) (224)(173)(80)(752)----- Net cash provided by (used in) investing activities    (318) 13,243(236)(294)12,395(9,348)(30)(210)(61)(9,649) Cash flows from financing activities:     Principal payments on long-term debt – related party    - -(1,831)(101)(1,932)(1,133)(4,257)--(5,390) Issuance of related party notes receivable    (19) (19)(3,035)(34)(3,107)(35)(1,402)-289(1,148) Proceeds from related party notes receivable    - -----5,446--5,446 Distributions to members    (8,838) (1,395)(9,911)(327)(20,471)(57,767)(8,378)(11,819)(23,803)(101,767) Distributions to noncontrolling interests    (115) (1,598)(11)(107)(1,831)(423)-(87)-(510) Net cash used in financing activities    (8,972) (3,012)(14,788)(569)(27,341)(59,358)(8,591)(11,906)(23,514)(103,369) Effect of exchange rate changes on cash    (146) (1,998)2,06439(41)(76)102(58)18(14) Net increase in cash, cash equivalents and restricted cash    (35,750) 20,50232,29322,16939,214(75,167)23,06635,610(40,666)(57,157) Cash, cash equivalents and restricted cash — beginning of period    132,870 97,120117,622149,915132,870172,08496,917119,983155,593172,084 Cash, cash equivalents and restricted cash — end of period    97,120 117,622149,915172,084172,08496,917119,983155,593114,927114,92749

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, Ascendant Digital Acquisition Corp. (the “Company”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with its solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. The Company’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the business combination, as these materials will contain important information about MarketWise, LLC (“MarketWise”), the Company and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the business combination will be mailed to shareholders of the Company as of a record date to be established for voting on the business combination. Shareholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at www.ascendant.digital or by written request to the Company at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, New York 10065.

Participants in the Solicitation

The Company and MarketWise and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the business combination. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the proxy statement/prospectus for the business combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus for the business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between MarketWise and the Company, including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the products and services offered by MarketWise and the markets in which it operates and MarketWise’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the business combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the business combination, including the adoption of the business combination Agreement by the shareholders of the Company, the satisfaction of the minimum trust account amount following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination Agreement; (vi) the effect of the announcement or pendency of the business combination on MarketWise’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of MarketWise and potential difficulties in MarketWise employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against MarketWise or against the Company related to the business combination Agreement or the proposed transaction; (ix) the ability to maintain the listing of the Company’s securities on a national securities exchange; (x) the risk that the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which MarketWise operates, variations in performance across competitors, changes in laws and regulations affecting MarketWise’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and MarketWise and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither MarketWise nor the Company gives any assurance that either MarketWise or the Company will achieve its expectations.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.